United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The TJX Companies, Inc.

Name of persons relying on exemption: Figure 8 Investment Strategies

Address of persons relying on exemption: 1410 W. Washington St. Boise, ID 83702

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 8 (to adopt a paid sick leave policy for all Associates) at the company’s 2022 AGM.

The shareholder proposal: shareholders of TJX ask the company to adopt and publicly disclose a policy that all employees, part- and full-time, accrue some amount of PSL that can be used after working at TJX for a reasonable probationary period. This policy should not expire after a set time or depend upon the existence of a global pandemic.

Background:

•	The global pandemic highlighted that access to paid sick leave (PSL) is critical to prevent the spread of disease as well as keep workers and customers’ safe. Despite this, over three quarters of the lowest earning 10% of Americans do not have access to PSL[1].
•	Furthermore, nearly half of all Black workers and 36% of Latinx workers in the U.S. reported having no paid time away from work of any kind.[2] These statistics highlight that PSL is not just a public safety measure, but a matter of equity and racial justice.
•	While there are currently no federal legal requirements for paid sick leave in the U.S., 14 states and multiple other jurisdictions have regulations requiring PSL. Companies may choose to implement PSL programs only where required, or to provide universal PSL coverage to employees. Large companies including Walmart, Levi’s and Apple provide PSL benefits to all, including full-time and part-time retail employees.
•	During the pandemic, essential workers experienced disproportionately higher rates of illness. In the US, the temporary PSL implemented resulted in an estimated 50% reduction in the number of new COVID-19 cases per day.[3] While this is a positive number, the need for PSL exists outside the global pandemic.

_____________________________

1 https://www.wsj.com/articles/companies-expand-paid-sick-time-leave-11632413861

2 https://www.bls.gov/news.release/leave.t01.htm

3 https://covid19-sciencetable.ca/sciencebrief/benefits-of-paid-sick-leave-during-the-covid-19-pandemic/

•	Paid Sick Leave is not just the right thing to do for employees, it is also the financially prudent thing to do and an important part of a company’s human capital management. Businesses that have implemented PSL have seen reduced turnover and cost savings from:

o	Increased workplace stability – studies show the cost of replacing an individual employee can conservatively range from one-half to two times the worker's annual salary.[4] An absence of PSL may negatively impact worker sentiment and lead to a high turnover rate, which was already a staggering 41% in 2021, a 10% increase from the year before in an increasingly tight labor market.

o	Increased productivity – a phenomenon known as “presenteeism” is avoided through paid sick leave. Presenteeism is the lost productivity from employees not being fully present or functional at work.[5] These costs the US economy an estimated $234 billion annually (adjusted for inflation) which surpasses the cost of absenteeism. These costs are due to lowered productivity and increased mistakes.[6]

Statement of opposition does not address the core issue:

•	TJX has not disclosed a Paid Sick Leave policy for its Associates; rather, TJX has stated it complies with state or local government mandates to provide PSL where those mandates exist. This leaves a significant portion of TJX’s Associates - primarily lower-wage and/or part-time workers - with no access to PSL. The company’s inconsistent policies are often inadequate to ensure a safe working environment and put employee’s health at risk. Associates without PSL benefits are expected by default to show up for work risking not only their own health but the health of others.

•	In its statement of opposition, the TJX Board cites its “compensation programs designed to pay Associates competitively” along with its set of well-being initiatives as appropriate and suitable for the company’s Associates and business model. Competitive pay and well-being initiatives are important - but they do not directly address the substance of this resolution, or health and safety concerns related to paid sick leave. Competitive pay and other wellness programs do not negate the need for PSL.

•	Also in its statement of opposition, the TJX Board cites that the company’s approach to employee well-being is suitable for its “flexible off-price model”. We stress that a universal PSL policy is consistent with this model and in fact, is likely to help - not hurt – company cost-saving, as PSL has been shown to reduce turnover by up to 25% and to prevent costly recruitment of new workers in a tight labor environment.[7] Furthermore, other low-price retailers like Walmart currently offer universal PSL to all their workers, full-time and part-time."

•	Adding a universal PSL benefit would fit with TJX’s publicly stated and strong commitment to diversity and inclusion. Since part-time workers lacking PSL coverage are disproportionately people of color, PSL is a matter of gender equality and racial justice. Conversely, not having a universal PSL policy poses reputational risks to TJX as customers are increasingly aware of important issues of social and racial inequality.

_____________________________

4 https://www.gallup.com/workplace/247391/fixable-problem-costs-businesses-trillion.aspx#:~:text=The%20cost%20of%20replacing%20an,to%20%242.6%20million%20per%20year

5 https://www.investopedia.com/terms/p/presenteeism.asp#:~:text=Presenteeism%20refers%20to%20the%20lost,make%20mistakes%20on%20the%20job.

6 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

7 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5649342/

Conclusion:

Support for this proposal is warranted and in the best interests of shareholders. PSL is not only a public health measure but critical to human capital management, racial justice, and gender equality. A large global company such as TJX must take the initiative to provide PSL to all Associates without discrimination and without being told to do so by local or national authority. A permanent PSL policy covering all TJX Associates would reflect positively on the company’s reputation, goals, and productivity. It is both morally and economically the right thing to do.

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card.

For more information on the Proposal, please contact Ahmed Aljuboori at Figure 8 Investment Strategies, ahmed@figure8investing.com and 208-385-0078.